Exhibit 12.1

Danaher Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In Thousands, except ratio data)

						6 Months Ended
	2003	2004	2005	2006	2007	June 27, 2008
Fixed Charges
Gross Interest Expense	$58,379	$54,487	$44,540	79,375	109,702	74,523
Interest Element of Rental Expense	9,460	9,672	10,744	12,369	14,804	7,546
Interest on FIN 48 liabilities	—	—	—	—	—	—

Total Fixed Charges	$67,839	$64,159	$55,284	$91,744	$124,506	$82,069

Earnings Available for Fixed Charges:
Earnings from Continuing Operations before income taxes	$787,188	$1,042,667	$1,217,742	1,428,843	1,637,099	854,097
Add fixed charges	67,839	64,159	55,284	91,744	124,506	82,069
Interest on FIN 48 liabilities	—	—	—	—	—	—

Total Earnings Available for Fixed Charges	$855,027	$1,106,826	$1,273,026	$1,520,587	$1,761,605	$936,166
Ratio of Earnings to Fixed Charges	12.6	17.3	23.0	16.6	14.1	11.4

NOTE: These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings before income taxes; plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on FIN 48 liabilities is included in the tax provision in the Company’s Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.